August 15, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following Shares of beneficial interest, par value $0.0001 per share, of the series of Northern Funds, under the Exchange Act of 1934:

- Northern Trust 2030 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2035 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2045 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2055 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2030 Inflation-Linked Distributing Ladder ETF
- Northern Trust 2035 Inflation-Linked Distributing Ladder ETF
- Northern Trust 2045 Inflation-Linked Distributing Ladder ETF
- Northern Trust 2055 Inflation-Linked Distributing Ladder ETF

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**